

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Djalma Bastos de Morais
Chief Executive Officer
Companhia Energetica de Minas Gerais - CEMIG
Avenida Barbacena, 1200
301190-131 Belo Horizonte, Minas Gerais, Brazil

> **Re:** **Companhia Energetica de Minas Gerais - CEMIG**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-15224**

Dear Mr. Bastos de Morais:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

William Thompson
Branch Chief